DIRECT DIAL: 212-451-2289
EMAIL: AFINERMAN@OLSHANLAW.COM

April 11, 2008

VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:	WHX Corporation Pre-effective Amendment to Registration Statement on Form S-1 File No. 333-146803

Dear Ms. Long and Mr. Kelly:

We acknowledge receipt of the letter of comment dated January 11, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with WHX Corporation (“WHX” or the “Company”) and provide the following supplemental response on its behalf.  Our responses are numbered to correspond to your comments.  Unless otherwise indicated, the page references below are to the enclosed paper copy of the Amendment No. 3 to the Registration Statement on Form S-1 filed on the date hereof (the “Registration Statement”).  We note that the Registration Statement has been updated to include information from the Company’s Annual Report on Form 10-K filed on March 31, 2008 and to reflect the Company’s new status as a smaller reporting company.  Capitalized terms used herein and not separately defined have the meaning given to them in the Registration Statement.

Subscription Price, Page 36

1.	We note your response to prior comment 6. We may have further comment when you finalize the pricing information for the rights offering.

We acknowledge your comment and will provide pricing information for the rights offering when finalized.

April 11, 2008

Note 8 – Inventories, page F-35

2.
Regarding the LIFO liquidation issue, we assume that the basis for gain deferral was your expectation that inventory would be restored by year end.  If true, please disclose this fact in MD&A and the basis for that expectation.  Also, please disclose your assertion that any LIFO liquidation gain would be recognized at year end.  Tell us whether your December 31, 2007 silver inventory quantity is materially different from that at December 31, 2006 and what amount you expect to record as the LIFO gain.  Lastly, we note your statement on page 55 that gross profit for the nine months ended September 30, 2006 included a $4.1 million favorable effect from the liquidation of precious metal inventories valued at LIFO cost.  As such, tell us why this gain was not similarly deferred.

Amendment No. 3 to our Form S-1 includes 2007 full year results in Managements’ Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”).  The quantities of owned silver and gold inventory as of December 2007 and 2006 are disclosed and the impact on liquidity is discussed in the Operating Activities section, the inventory paragraph. In addition, in the paragraph discussing comparative gross profit for the two years and in the paragraph discussing operating income for the Precious Metal segment, we describe and quantify the effect on earnings of the liquidation of precious metal inventory valued under LIFO, which has been fully recognized in each of the respective years 2007 and 2006.

As you noted, the interim treatment of the gain arising from a liquidation of our precious metal inventory valued under LIFO during 2006 and 2007 was different.

The difference was due to distinctions between the principal reasons that caused the LIFO liquidation in each year.

 In 2006, the principal reason for the liquidation was the sale of our interest in a precious metal refining business, as well as a planned inventory reduction at our other subsidiaries within the Precious Metal segment.  Furthermore, since we did not file our 10Q reports for 2006 until after year-end, we were able to confirm that we did have a LIFO liquidation at year-end.

In 2007, the primary reason for the LIFO liquidation was an increase in the amount of precious metal subject to “pool account agreements” which are generally cancelable by the customer and thus, may require the company to purchase inventory to replace such quantities prior to year end.  Thus, the liquidation was considered temporary during the interim quarters of 2007, and the gain resulting from the liquidation was deferred.  It was not known whether or not the inventory would be restored by year end.

As previously noted, by year end, the amount of gain from the LIFO liquidation was completely recognized in the P&L for each of the respective years, and such amounts are disclosed in MD&A.

April 11, 2008

Closing

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam Finerman, Esq.
Adam Finerman, Esq.

cc:           Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604

Michael Reiner, Esq.
Breslow & Walker LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753